

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 17, 2013

<u>Via Email</u>
Mr. Asher Levy
Chief Executive Officer
Orbotech, Ltd.
Sanhedrin Boulevard
North Industrial Zone
Yavne 81101, Israel

  Re: Orbotech, Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2012
    Filed February 22, 2013
    File No.: 000-12790

Dear Mr. Levy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Accounting Branch Chief